AMG Distributors, Inc.

(A wholly owned subsidiary of AMG Funds LLC)
Financial Statements and Supplemental Information
December 31, 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER

8-43057

FILING FOR THE PERIOD BEGINNING	01/01/2024	AND ENDING	12/31/2024
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMG Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 Washington Blvd., Suite 500

(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick J. Spellman	203-299-3582	patrick.spellman@amg.com
(Name)	(Area Code - Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name — *if individual, state last, first, middle name*)

101 Seaport Blvd., Suite 500	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Patrick J. Spellman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of_____AMG Distributors, Inc._____, as of ____December 31_____, ____2024_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Compliance Officer

Heather P. Ribellino

Notary Public   State of Connecticut Notary Public
                    My Commission Expires 10/31/2028

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To Management and the Shareholder of AMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AMG Distributors, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
March 11, 2025

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, www.pwc.com/us

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2024

Assets

Cash & cash equivalents	$	11,974,037
Due from related parties (Note 6)		4,008,921
Prepaid expenses and other current assets		193,290
Total assets	$	16,176,248

Liabilities and Shareholder's Equity

Liabilities

Distribution fee payable	4,757,074
Due to related parties (Note 6)	4,141,376
Other liabilities	138,775
Total liabilities	9,037,225

Shareholder's Equity

Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 per share in 2024)		10
Paid-in capital		4,629,990
Retained earnings		2,509,023
Total shareholder's equity		7,139,023
Total liabilities and shareholder's equity	$	16,176,248

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2024

Revenues (Note 2)		
12b-1 fee revenue	$	22,727,054
Service revenue (Note 6)		13,290,468
Placement fees (Note 6)		2,204,972
Commission reimbursement (Note 6)		700,901
Other income		581,624
Total revenues		39,505,019
Expenses		
Distribution expenses		22,739,785
Allocable cost from parent (Note 6)		12,169,425
Commission expense (Note 6)		932,022
Professional fees		368,464
FINRA fees		225,209
Office, general and administrative		53,436
Total expenses		36,488,341
Income from operations		3,016,678
Income tax expense		712,448
Net income	$	2,304,230

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2024

	Common Stock		Paid-in Capital		Retained Earnings		Total	
Balance, December 31, 2023	$	10	$	1,629,990	$	204,793	$	1,834,793
Capital contribution		—		3,000,000		—		3,000,000
Net income		—		—		2,304,230		2,304,230
Balance, December 31, 2024	$	10	$	4,629,990	$	2,509,023	$	7,139,023

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows provided by (used in) operating activities		
Net income	$	2,304,230
Adjustments to reconcile net income to net cash provided		
by operating activities		
Increase in due from related parties		(2,174,708)
Increase in prepaid expenses and other current assets		(63,363)
Increase in distribution fee payable		2,227,973
Decrease in due to related parties		(114,831)
Increase in other liabilities		23,175
Net cash provided by operating activities		2,202,476
Cash flows provided by financing activities		
Shareholders capital contribution		3,000,000
Net cash provided by financing activities		3,000,000
Net increase in cash and cash equivalents		5,202,476
Cash and cash equivalents		
Beginning of year		6,771,561
End of year	$	11,974,037
Supplemental disclosure of cash flow information:		
Income taxes paid	$	133,719

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activities are to act as a distributor of AMG Funds LLC's ("LLC") family of funds (the "Funds") known as AMG Funds. In addition, the Company serves as distributor and/or intermediary placement agent for certain affiliated sub-advisors (the "Affiliates") for the offering of securities through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

   The Company is a wholly owned subsidiary of LLC, whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. **Summary of Significant Accounting Policies**

   The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

   Revenue Recognition

   The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   12b-1 Fee Revenue and Distribution Expenses. The Company has entered into arrangements to provide distribution related services to certain mutual funds. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets for certain share classes. The Company believes that its performance obligation is the sale of securities to investors, which is performed each day in substantially the same manner and is therefore considered a single performance obligation. These services are performed and consumed simultaneously and, therefore, the Company recognizes revenue ratably over time. Payment terms vary by fund however, most mutual funds pay 12b-1 fees by the first day of the preceding month.

   Directly related to the 12b-1 revenue are the distribution and servicing expenses which include payments to intermediaries for the marketing and selling of fund shares, advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Since the Company acts as a principal in these intermediary arrangements, both the 12b-1 revenue and distribution expenses are reflected gross in the Statement of Operations. Payment terms vary by contract and broker dealer but are generally due within 30 to 45 days of invoice issuance.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC. The Company's performance obligation is to provide services as distributor and placement agent under various contracts it has entered into. The Company earns a fee on the services it has provided to LLC for support for the Funds equal to 105% of certain expenses it has incurred or has been allocated from LLC. The Company earns a fee equal to 100% of certain expenses it has incurred related to serving as distributor and/or intermediary placement agent for the Affiliates. The services represent a single performance obligation and the revenue is recognized ratably over time as the services are provided. Service revenue is presented gross of expenses incurred to fulfill the contract since the Company acts as a principal in this arrangement. Contract payment terms require that fees be settled at least once per year.

Placement Fees. Placement fees consist of revenue earned pursuant to arrangements where the Company acts as distributor or placement agent for securities offered by Affiliates. The Company's performance obligations for these arrangements vary but are generally to provide distribution related services, which generally include sales or servicing, or the combination thereof. Revenue related to sales is recognized at a point in time, as the performance obligation is completed. The transaction price is generally between 0.10 - 1.00% of the commitment balance. Revenue related to servicing is recognized over time, as the services are performed. Fees for servicing are generally 0.05% of the committed balance, as applicable. In instances where multiple performance obligations are identified, such as the sale and subsequent servicing, consideration is based on the contract with the affiliate to determine the associated fees. Payment terms vary by contract and are determined based on negotiations with individual Affiliates. Typical payment terms range from quarterly to annually. Placement fees are presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Commission Reimbursement. The Company also earns commission reimbursements on sales of mutual funds under contracts with Affiliates. The Company recognizes revenue at the time of sales since its performance obligation is complete and the amount of revenue is fixed on that date. Transaction price is determined based on the actual cost of sales incentive compensation paid to sales employees for their sales efforts. Settlement for these fees occur quarterly. Commission reimbursement is presented gross of expenses incurred to fulfill the contracts since the Company acts as a principal in these arrangements.

Other Revenue. Other revenue consists of reimbursements from certain Affiliates for the costs incurred by the Company for FINRA licensing and registration of employees of the Affiliates who are registered representatives of the Company. The Company earns a fee equal to the actual costs incurred for FINRA licensing and registration of employees of the Affiliates. Settlement of these fees occur annually.

Allocable Cost From Parent

As a registered broker-dealer, the Company is subject to the rules of the SEC and is a member of FINRA. Required FINRA and SEC guidance requires the Company and the LLC to have an expense sharing agreement where the Company assumes certain personnel and overhead costs from LLC to appropriately reflect the costs of operating the Company with the purpose of determining regulatory net capital. The Company has adopted certain methodology which is based off of the nine requirements that are outlined in FINRA's Notice to Members 03-63 to adhere to the guidance set forth under SEC's Financial Responsibility Rules (SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5).

The accompanying notes are an integral part of these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market mutual funds, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets. Money market mutual funds with a floating net asset value would not meet the definition of a cash equivalent if the fund has enacted liquidity fees or redemption gates.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Single Reportable Segment Entity

The Company considers all aspects of the business and based on the Company's organizational structure and the way in which financial information is reviewed by the Company's President and Chief Operating Officer, who is considered the chief operating decision maker ("CODM"), the Company has determined that it operates as a single reportable segment, encompassing all of its business activities. The CODM evaluates the Company's maintenance of net capital requirements in accordance with the SEC's uniform net capital rule (SEC rule 15c3-1) as the primary measure to assess segment performance and allocates resources at a consolidated level. See Note 5 – Net Capital Requirements for further information pertaining to these requirements.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

3.   **Income Taxes**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes and is included in certain combined state income tax filings of AMG. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as well as those taxes it incurs for any stand-alone filings. Federal and state income taxes as well as benefits for net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. At December 31, 2024, the Company has a tax expense for federal and state taxes in the amount of $712,448 which is included in Due to related parties. In addition, federal estimated tax payments benefiting the consolidated group are reimbursable under the tax sharing policy.

The accompanying notes are an integral part of these financial statements.

8

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2024

The following table presents our provision for income taxes:

		2024
Current		
Federal	$	612,517
State		99,931
Total current		712,448
Deferred		
Federal		—
State		—
Total deferred		—
Provision for income taxes	$	712,448

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

	2024
Tax at U.S. federal income tax rate	21.0 %
State income taxes, net of federal benefit	2.6
Effective Tax Rate	23.6 %

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2024, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2021 forward (with limited exceptions).

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the rules of the SEC, FINRA and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $5,063,935 which was $4,461,453 above the minimum net capital required of $602,482. The Company's ratio of aggregate indebtedness to net capital was 1.7846 to 1 as of December 31, 2024. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2024

6. **Related Party Transactions**

As the Company's principal business activities are with its parent companies and affiliated entities, the majority of its operational counterparts are related parties. Receivables and payables associated with the same counterparty are presented on a net basis.

The Company provides distribution services for certain mutual funds. Gross revenues from these services totaled $22,727,054 in 2024, of which $2,399,695 was included in Due from related parties at December 31, 2024.

Pursuant to an Amended and Restated Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The service revenue from LLC totaled $13,290,468 in 2024, of which none remained to be collected by the Company as of December 31, 2024, as the associated amount was net-settled against the amount paid by the Company to the LLC for other services.

The Company provides services to Affiliates to facilitate the offer and sale of securities of the Affiliate's mutual funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $1,623,637 in 2024, of which $1,331,136 was included in Due from related parties at December 31, 2024.

In 2022, the Company entered into an Intermediary Placement Agent Agreement with an Affiliate to serve as the placement agent for the private placement of securities issued by certain of the Funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of certain of the Funds. This agreement was amended in October 2024 to establish a fee for a new fund offering in 2024. Revenues from these services totaled $581,335 in 2024, of which none remained to be collected by the Company as of December 31, 2024, as the associated amount was net-settled against the amount paid by the Company to the Affiliate for other services.

The Company has entered into an amended agreement with an Affiliate to act as distributor for a fund managed by the Affiliate. Under this amended agreement, the Company has agreed to reimburse an Affiliate for certain shareholder and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $8,337,768 in 2024 and are included in the Statement of Operations as Distribution expenses. $2,207,015 was included in Due to related parties at December 31, 2024.

The Company has entered into agreements with certain Affiliates to act as distributor for securities managed by the Affiliates. Under the agreement, the Company earns commissions on sales of fund shares. During 2024, the Company earned $700,901 of revenue under these arrangements. $216,786 was included in Due from related parties at December 31, 2024. LLC receives the fees on behalf of the Company, of which $15,587 was included in Due from related parties at December 31, 2024.

The Company has charged certain affiliates for the costs associated with FINRA licensing and registration associated with employees of the affiliates who are registered representatives of the Company. These reimbursements amounted to $51,494 and are reflected in Other revenue in the Statement of Operations in 2024. $58,904 was included in Due from related parties at December 31, 2024.

The accompanying notes are an integral part of these financial statements.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion to the Company. The allocated costs from LLC totaled $12,169,425 in 2024, of which $1,116,855 was included in Due to related parties at December 31, 2024.

LLC has paid commission expenses on behalf of the Company. During 2024, the Company paid commissions of $932,022 under this arrangement. $358,729 was included in Due to related parties at December 31, 2024.

AMG assumes some of the Company's direct expenses such as professional fees offset by income taxes payable. At December 31, 2024, the Company was due to AMG $198,269 for such expenses. This amount was included in Due to related parties at December 31, 2024.

The Company has agreed to reimburse LLC for certain shareholder servicing and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $60,897 in 2024 and are included in the Statement of Operations as Distribution expenses. Under this arrangement, $6,094 was included in Due to related parties at December 31, 2024.

In 2024 the Company recovered $229,592 related to a receivable that had been previously written off. The recovery has been recognized as other income in 2024.

In 2024, the Company received capital contributions totaling $3,000,000 from LLC which was recorded as paid-in capital.

7.   **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2024 and through March 11, 2025, the date of the financial statement issuance which require additional disclosure in the financial statements.

The accompanying notes are an integral part of these financial statements.

Supplemental Information

AMG Distributors, Inc.

Schedule I

(A wholly owned subsidiary of AMG Funds LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2024

Computation of net capital

Total shareholder's equity	$	7,139,023
Deduct non-allowable assets for net capital		(1,935,682)
Net capital before haircuts on securities positions		5,203,341
Haircuts on securities positions		(139,406)
Net capital	$	5,063,935

Computation of aggregate indebtedness

Total liabilities from Balance Sheet	$	9,037,225
Total aggregate indebtedness	$	9,037,225
Ratio of aggregate indebtedness to net capital		1.7846 to 1

Computation of basic net capital requirement

Net capital requirement (6 2/3% of aggregate indebtedness)	$	602,482
Net capital in excess of requirement		4,461,453

There are no differences between the computations of basic capital under Rule 15c3-1 of the Securities and Exchange Commission above and as contained in the unaudited FOCUS Report dated March 11, 2025.

AMG Distributors, Inc.   **Schedule II**

(A wholly owned subsidiary of AMG Funds LLC)
Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2024

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company had no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).